Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR FIRST QUARTER 2025

Lima, Peru, April 28, 2025 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q25”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Soles (S/).

1Q25 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 1Q24, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased by 4.1%, mainly due to increased demand of bagged cement and concrete.

●	Revenues increased by 4.8%, mainly due to the increase in sales volume mentioned above.

●	Consolidated EBITDA of S/134.7 million, a 1.4% increase, mainly due to increased revenues, as well as stable costs.

●	Consolidated EBITDA margin of 27.0%, a 0.9 percentage point decrease.

●	Net income of S/ 52.7 million, a 6.5% increase mainly due to higher revenues and lower financing costs.

We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	1Q25	1Q24	% Var.
Financial and Operating Results
Cement, concrete and precast shipments sales volume (MT)	713.8	685.7	4.1%
In millions of S/
Sales of goods	499.2	476.5	4.8%
Gross profit	183.4	173.9	5.5%
Operating profit	95.7	95.0	0.7%
Net income	52.7	49.5	6.5%
Consolidated EBITDA	134.7	132.8	1.4%
Gross Margin	36.7%	36.5%	0.2 pp.
Operating Margin	19.2%	19.9%	-0.8 pp.
Net income Margin	10.6%	10.4%	0.2 pp.
Consolidated EBITDA Margin	27.0%	27.9%	-0.9 pp.

MANAGEMENT COMMENTS

During this quarter, we saw a recovery in cement sales volume, which increased by 4.1%, mainly driven by sales of bagged cement and concrete for infrastructure related projects. Although there were some rains in March, affecting sales, we believe that the positive demand trend should continue for the remainder of the year. Gross profit increased by 5.5%, reflecting our continued focus on cost efficiencies to enhance profitability. Expenses increased this quarter. In an effort to optimize time and resources, collective bargaining with our labor unions is performed every three years. As an incentive to close this multi-year agreement, we offer a higher bonus for the first year, therefore increasing expenses, and 2025 is the first year of a new period. This effect is then mitigated in the following years. Despite these increased expenses, consolidated EBITDA for this first quarter was S/134.7 million, a 1.4% increase year-over-year.

This quarter, we made continued progress on our decarbonization journey, taking several important steps forward. As you may know, our plants primarily use coal for clinker production. Since 2023, a dedicated team has been actively exploring cost-efficient, locally available alternatives to coal. Northern Peru is a major producer of sugarcane, and one of its key byproducts—sugarcane bagasse (also known as "sugar brush")—is widely used as a biofuel. Building on last year’s successful lab-scale trials, we advanced to industrial-level testing this quarter, with promising results. We are also evaluating the potential use of end-of-life tires and other waste-derived fuels.

Alongside these efforts, we have strengthened our sustainability governance by reorganizing our board committees. We now have a dedicated Sustainability Committee, composed of three board members, responsible for approving our sustainability strategy, overseeing its implementation, and monitoring key ESG indicators. We believe strong governance and accountability are essential to achieving meaningful decarbonization and generating lasting social impact.

Moving on to concrete, pavement and mortar sales, this quarter revenues increased 22.3% year-over-year, mainly due to the execution of three infrastructure projects, as well as sales of pavement. During this period, we continued providing concrete for the Motupe river bank defenses, and also started shipments for the Yanacocha project and the Tarata bridge. All of these projects will continue their execution during the next quarters, guaranteeing stable demand for concrete. Moreover, pavement sales have increased steadily and we are convinced that they will continue to grow in the upcoming quarters. This is particularly relevant because it is a clear indication of the successful realization of our prospection strategy. During the past couple of years, we have worked hard on prospection works, as we understood that in order to promote the use of concrete instead of other materials, we had to go back several steps and introduce its benefits before the technical files were written. We can now reap the benefits of this long-term view, which has allowed us, on the one hand, to adjust our products and services to the requirements of each specific project, and on the other, to educate the decision makers on the benefits of concrete and precast materials for their infrastructure needs.

To sum up, this quarter we were able to deliver increased profitability, even with a temporary increase in expenses, mostly because of increasing demand, as well as a reliable cost structure. Likewise, by focusing on our strategy and providing building solutions, resilient infrastructure and continuing to search for cost-efficient ways to lower CO2 emissions, we continue to fulfill our purpose of building together the future you dream of.

ECONOMIC OVERVIEW 1Q25:

During 1Q25, the Peruvian economy showed signs of recovery and dynamism, with an estimated year-over-year growth of 4.0%, driven mainly by the construction, agribusiness, and non-traditional export sectors. The construction sector was a key driver of economic growth, largely due to a significant increase in public works. The agribusiness sector also performed well. Peruvian agro-exports—both traditional and non-traditional—posted a notable increase at the start of 2025. Non-traditional crops, which were affected by El Niño in early 2024, are expected to regain productivity in 2025, presenting an opportunity for export recovery. The fishing industry also performed well during this quarter, driven by increased anchovy catch for fishmeal and oil.

The economic outlook for the rest of the year remains optimistic. Peru’s Central Reserve Bank forecasts GDP growth of around 3% in 2025, provided a global recession does not occur. Meanwhile, the Ministry of Economy and Finance maintains a 4% growth target, emphasizing the importance of public investment and infrastructure project execution.

During the first quarter of 2025, northern Peru experienced significant rainfall, particularly in Piura, Lambayeque, and Tumbes. This period marked a stark contrast to the severe droughts of 2024, which had adversely affected the agricultural sector. The abrupt shift to heavy rains led to widespread flooding, surpassing flood thresholds in several areas, and caused damage to infrastructure and crops.

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.9% of the country’s population and 20.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.7 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons

Plant	2021	2022	2023	2024	Feb-25 LTM	% part
Pacasmayo Group	3,626	3,437	2,951	2,835	2,864	22.9%
Imports	40	2	-	-	-	0.0%
Total	3,666	3,439	2,951	2,835	2,864	22.9%

Central Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Feb-25 LTM	% part
UNACEM	5,838	6,297	5,617	5,462	5,422	43.4%
Caliza Inca	492	515	585	751	755	6.0%
Imports	691	202	145	206	267	2.1%
Total	7,021	7,014	6,347	6,419	6,444	51.6%

Southern Region (thousands of metric tons)

Plant	2021	2022	2023	2024	Feb-25 LTM	% part
Grupo Yura	2,904	3,047	2,581	2,535	2,527	20.2%
Imports	150	67	65	68	75	0.6%
Total	3,054	3,114	2,646	2,603	2,602	20.8%

Others	877	427	423	562	589	4.7%

Total, All Region	14,618	13,994	12,367	12,419	12,499	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q25	1Q24	% Var.
Pacasmayo Plant	429.6	394.3	9.0%
Rioja Plant	76.3	75.8	0.7%
Piura plant	209.8	193.4	8.5%
Total	715.7	663.5	7.9%

Cement production volume at the Pacasmayo plant increased by 9.0% in 1Q25 compared to 1Q24, in line with increased cement demand.

In 1Q25, cement production volume at the Rioja Plant remained in line with 1Q24.

Cement production volume at the Piura Plant increased by 8.5% in 1Q25, compared to 1Q24, mainly due to increased demand, especially during January and February.

Total cement production volume increased by 7.9% in 1Q25 compared to 1Q24, in line with increased cement demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q25	1Q24	% Var.
Pacasmayo Plant	292.0	285.6	2.2%
Rioja Plant	56.5	57.5	-1.7%
Piura Plant	164.9	170.0	-3.0%
Total	513.4	513.1	0.1%

Clinker production volume at the Pacasmayo plant during 1Q25 increased 2.2%, compared to 1Q24, mainly due to the increased demand of cement.

Clinker production volume at the Rioja plant decreased 1.7% in 1Q25 compared to 1Q24, mainly due to the use of clinker from our inventory.

Clinker production volume at the Piura plant decreased by 3.0% in 1Q25 compared to 1Q24, mainly due to our annual production plan that aims to maximize the operational efficiency of our kilns.

Total clinker production volume in 1Q25 remained in line with 1Q24.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q25	1Q24%	Var.
Cement	59.3%	54.4%	4.9 pp.
Clinker	66.5%	63.5%	3.0 pp.

Cement production utilization rate at the Pacasmayo plant increased 4.9 percentage points in 1Q25, when compared to 1Q24, mainly due to increased cement demand.

Clinker production utilization rate in 1Q25 increased 3.0 percentage points compared to 1Q24, mainly due to higher clinker production in Pacasmayo to meet the increased demand for cement production.

Rioja Plant Utilization Rate

	Utilization Rate
	1Q25	1Q24%	Var.
Cement	69.4%	68.9%	0.5 pp.
Clinker	78.2%	79.3%	-1.1 pp.

The cement production utilization rate at the Rioja plant was 69.4% in 1Q25, in line with 1Q24.

The clinker production utilization rate at the Rioja plant was 78.2% in 1Q25, a 1.1 percentage points decrease when compared to 1Q24, mainly due to the inventory consumption this quarter.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

Piura Plant Utilization Rate

	Utilization Rate
	1Q25	1Q24%	Var.
Cement	52.5%	48.4%	4.1 pp.
Clinker	66.6%	68.7%	-2.1 pp.

The cement production utilization rate at the Piura plant was 52.5% in 1Q25, a 4.1 percentage point increase when compared to 1Q24, mainly due to the increased demand .

The clinker production utilization rate at the Piura plant was 66.6%, a 2.1 percentage point decrease when compared to 1Q24, mainly due to our annual clinker production plan, which aims to maximize efficiencies as we utilize all of our capacity at certain periods during the year.

Consolidated Utilization Rate

	Utilization Rate
	1Q25	1Q24%	Var.
Cement	58.0%	53.7%	4.3 pp.
Clinker	67.7%	66.6%	1.1 pp.

The consolidated cement production utilization rate increased 4.3 percentage points in 1Q25, when compared to 1Q24, in line with the increase in cement demand.

The consolidated clinker production utilization rate increased 1.1 percentage points in 1Q25 when compared to 1Q24, in line with increased cement demand and inventory consumption.

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q25	1Q24%	Var.
Sales of goods	499.2	476.5	4.8%
Gross Profit	183.4	173.9	5.5%
Total operating expenses, net	-87.7	-78.9	11.2%
Operating Profit	95.7	95.0	0.7%
Total other expenses, net	-21.7	-24.4	-11.1%
Profit before income tax	74.0	70.6	4.8%
Income tax expense	-21.3	-21.1	0.9%
Profit for the period	52.7	49.5	6.5%

During 1Q25, revenues increased 4.8%, mainly due to the increased sales of cement and concrete when compared to 1Q24. Gross profit increased 5.5% in 1Q25, compared to 1Q24, mainly due to lower costs as we are currently using our optimized capacity in Pacasmayo, as well as lower costs of raw materials. Profit for the period increased 6.5% in 1Q25, compared to 1Q24, primarily due to increased demand mentioned above.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precasts
	1Q25	1Q24%	Var.
Sales of goods	486.3	456.7	6.5%
Cost of Sales	-300.8	-283.6	6.1%
Gross Profit	185.5	173.1	7.2%
Gross Margin	38.1%	37.9%	0.2 pp.

Sales of cement, concrete and precast increased 6.5% in 1Q25, when compared to 1Q24, mainly due to increased sales of cement, concrete and pavement, as we continue to execute the rehabilitation and improvement of the runway, as well as the installation of the perimeter fence at piura airport. Gross margin during 1Q25 remained in line with 1Q24.

Sales: cement

(in millions of Soles S/)

Sales of cement represented 82.7% of cement, concrete and precast sales during 1Q25.

	Cement
	1Q25	1Q24%	Var.
Sales of goods	402.2	387.2	3.9%
Cost of Sales	-215.3	-217.2	-0.9%
Gross Profit	186.9	170.0	9.9%
Gross Margin	46.5%	43.9%	2.6 pp.

Sales of cement increased 3.9% in 1Q25, compared to 1Q24, mainly due to increased demand. Gross margin increased 2.6 percentage points in 1Q25, compared to 1Q24, mainly due to lower costs of raw materials such as coal and cement additives.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 16.0% of cement, concrete, and precast sales during 1Q25.

	Concrete, pavement and mortar
	1Q25	1Q24%	Var.
Sales of goods	77.8	63.6	22.3%
Cost of Sales	-79.3	-60.7	30.6%
Gross Profit	-1.5	2.9	N/R
Gross Margin	-1.9%	4.6%	-6.5 pp.

Sales of concrete, pavement and mortar increased 22.3% when compared to 1Q24, mainly due to increased sales of concrete and pavement for the Piura airport project. However, gross margin decreased 6.5 percentage points in 1Q25 when compared to 1Q24. This decrease was mainly due to the execution of the Piura airport project. There is a difference in exchange rate between the rate projected in the contract versus the real exchange rate, as well as increased costs related to the execution of the Piura airport project, as it extended over our planned execution period. However, this extension did not imply a breach of contract, as the agreed-upon deadline with the client was not exceeded. We remain confident that developing building solutions is the right path for our company, even if it entails some short-term learning curve additional costs.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.3% of cement, concrete, and precast sales during 1Q25.

	Precast
	1Q25	1Q24%	Var.
Sales of goods	6.3	5.9	6.8%
Cost of Sales	-6.2	-5.7	8.8%
Gross Profit	0.1	0.2	-50.0%
Gross Margin	1.6%	3.4%	-1.8 pp.

During 1Q25, precast sales increased 6.8%, compared to 1Q24, mainly due to an increase in sales volumes to the public sector. However, gross margin in 1Q25 was 1.8 percentage points lower compared to 1Q24.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q25	1Q24%	Var.
Sales of goods	10.0	13.7	-27.0%
Cost of Sales	-9.7	-13.0	-25.4%
Gross Profit	0.3	0.7	-57.1%
Gross Margin	3.0%	5.1%	-2.1 pp.

During 1Q25, construction supply sales decreased 27.0%, when compared to 1Q24, mainly due to decreased sales of steel bars. Gross margin decreased 2.1 percentage points.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	1Q25	1Q24%	Var.
Personnel expenses	40.5	29.8	35.9%
Third-party services	20.0	16.0	25.0%
Board of Directors	1.5	1.5	0.0%
Depreciation and amortization	3.8	5.1	-25.5%
Other	4.2	4.8	-12.5%
Total	70.0	57.2	22.4%

Administrative expenses increased 22.4% in 1Q25, when compared to 1Q24, mainly due to increased personnel expenses because of the union’s bonus that is negotiated every three years and has a larger impact during the first year.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q25	1Q24%	Var.
Personnel expenses	11.7	11.4	2.6%
Advertising and promotion	5.1	2.2	N/R
Third party services	1.6	1.8	-11.1%
Other	4.3	3.7	16.2%
Total	22.7	19.1	18.8%

Selling expenses increased 18.8% in 1Q25, when compared to 1Q24, mainly due to increased advertising and promotion, as well as the union’s bonus mentioned above.

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q25	1Q24%	Var.
Net Income	52.7	49.5	6.5%
+ Income tax expense	21.3	21.1	0.9%
- Finance income	-0.6	-1.3	-53.8%
+ Finance costs	23.1	25.7	-10.1%
+/- Net loss from exchange rate	-0.8	0.0	N/R
+ Depreciation and amortization	39.0	37.8	3.2%
Consolidated EBITDA	134.7	132.8	1.4%

Consolidated EBITDA increased 1.4% in 1Q25 when compared to 1Q24, mainly due increased revenues and cost optimizations, partially offset by the increase in administrative expenses resulting from the labor union bonus mentioned before.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of March 31, 2025, the cash balance was S/54.8 million (US$ 15.0 million). This balance includes certificates of deposit in the amount of S/ 2.0 million (US$ 0.5 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
BCP	S/ 1.0	4.11%	March 28,2025	April 01, 2025
BCP	S/ 1.0	4.11%	March 28,2025	April 01, 2025

	S/ 2.0

The remaining balance of S/ 52.8 million (US$ 14.5 million) is held mainly in the Company’s bank accounts, of which US$ 5.1 million are denominated in US dollars and the balance in Soles.

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	459.6	312.7	377.3	310.0	1,459.6
Future interest payments	80.4	111.0	62.1	38.2	291.7
Total	540.0	423.7	439.4	348.2	1,751.3

As of March 31, 2025, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,454.4 million (US$ 395.5 million). This debt is mainly composed of two local bonds issued in January 2019 and the club deal obtained in 2022.

As of March 31, 2025, Net Adjusted Debt/EBITDA ratio was 2.6 times.

Capex

(in millions of Soles S/)

As of March 31, 2025, the Company invested S/ 38.6 million (US$ 10.5 million), allocated to the following projects:

Projects	1Q25
Pacasmayo Plant Projects	0.3
Concrete and aggregates equipment	18.2
Rioja Plant Projects	1.3
Piura Plant Projects	18.6
Other	0.2
Total	38.6

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 67 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.660 per US$ 1.00, which was the average exchange rate, reported as of March 31, 2025, by the Superintendencia de Banca, Seguros y AFPs (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025 (unaudited) and December 31,2024 (audited)

	As of Mar-25	As of Dec-24
	S/ (000)	S/ (000)
Cash and cash equivalents	54,754	72,723
Trade and other receivables,net	148,184	131,168
Income tax prepayments	14,925	7,736
Inventories	750,452	773,997
Prepayments	38,067	6,872
Total current assets	1,006,382	992,496
Trade and other receivables, net	42,802	43,224
Financial instruments designated at fair value through OCI	683	239
Property, plant and equipment, net	2,023,727	2,031,139
Intangible assets, net	61,564	63,596
Goodwill	4,459	4,459
Deferred income tax assets	27,167	21,816
Right-of-use asset, net	17,982	9,023
Other assets	48	51
Total non-current assets	2,178,432	2,173,547
Total assets	3,184,814	3,166,043
Trade and other payables	251,707	242,051
Financial obligations	458,346	458,346
Lease liabilities	4,759	2,958
Income tax payable	8,210	17,937
Provisions	35,200	44,263
Total current liabilities	758,222	765,555
Financial obligations	996,082	1,034,845
Lease liabilities	13,435	6,462
Provisions	29,416	28,146
Deferred income tax liabilities	121,933	117,937
Total non-current liabilities	1,160,866	1,187,390
Total liabilities	1,919,088	1,952,945
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares held in Treasury	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,596)	(16,596)
Retained earnings	338,018	285,345
Total Equity	1,265,726	1,213,098
Total liability and equity	3,184,814	3,166,043

INTERIM AND ANNUAL CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three-month periods ended March 31, 2024 and 2024.

	1Q25	1Q24
	S/ (000)	S/ (000)
Sales of goods	499,168	476,549
Cost of sales	(315,810)	(302,696)
Gross profit	183,358	173,853
Operating income (expenses)
Administrative expenses	(69,987)	(57,187)
Selling and distribution expenses	(22,712)	(19,076)
Other operating income (expense), net	4,978	(2,630)
Total operating expenses, net	(87,721)	(78,893)
Operating profit	95,637	94,960
Other income (expenses)
Finance income	644	1,327
Financial costs	(23,131)	(25,716)
(Loss) gain from exchange difference, net	791	(22)

Total other expenses, net	(21,696)	(24,411)
Profit before income tax	73,941	70,549
Income tax expense	(21,268)	(21,111)

Profit for the period	52,673	49,438

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment in shares of the parent. (S/ per share)	0.12	0.12

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended March 31, 2025, 2024 (unaudited)

	Attributable to equity holders of the parent
	Capital	Investment Shares	Investments Shares hold in Treasury	Additional paid-in capital	Legal reserve	Unrealized gain(loss) in financial instruments designated at fair value	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	49,438	49,438
Other comprehensive loss	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total comprehensive income	-	-	-	-	-	-	49,438	49,438
Dividend Distribution	-	-	-	-	-	-	-	-
Balance as of March 31, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	311,432	1,239,446
Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the year	-	-	-	-	-	-	52,673	52,673
Other comprehensive loss	-	-	-	-	-	(45)	-	(45)
Total comprehensive income	-	-	-	-	-	(45)	52,673	52,628
Dividend Distribution	-	-	-	-	-	-	-	-
Balance as of March 31, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,596)	338,018	1,265,726